UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Computer Sciences Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   205363104
                                 (CUSIP Number)

                                    Copy to:

Robert C. Canfield, Esq.                           John F. Marvin, Esq.
DST Systems, Inc.                                  Watson & Marshall, L.C.
1055 Broadway, 9th Floor                           1010 Grand Avenue, Suite 500
Kansas City, Missouri 64105                        Kansas City, Missouri 64106
(816) 435-1000                                     (816) 842-3132
FAX: (816) 435-8630                                FAX: (816) 842-1247

           (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                 August 1, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                                  SCHEDULE 13D

1.   Name Of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person:

     DST Systems, Inc.

2.   Check The Appropriate Box If A Member Of A Group:   (a) [ ]    (b) [ ]

3.   SEC Use Only

4.   Source of Funds:      OO

5.   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
     2(d) or 2(e)    [ ]

6.   Citizenship Or Place Of Organization:  Delaware

7.   Sole Voting Power:               4,324,571

8.   Shared Voting Power:             --

9.   Sole Dispositive Power:          4,324,571

10.  Shared Dispositive Power:       --

11.  Aggregate Amount Beneficially Owned By Each Reporting Person: 4,324.571

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]

13.  Percent Of Class Represented By Amount In Row (11)   5.73%

14.  Type Of Reporting Person:          CO

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

     This Schedule 13D is filed on behalf of DST Systems, Inc., a Delaware corporation ("DST") to reflect the recent acquisition of the common stock of Computer Sciences Corporation, a Nevada corporation ("Issuer"). DST received the stock as a result of a merger between The Continuum Company, Inc., a Delaware corporation ("Continuum"), and a wholly-owned subsidiary of Issuer (the "Merger").

Item 1.        Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the CSC Common Stock, $1.00 par value per share ("CSC Common Stock"), of Issuer. The principal executive offices of Issuer are located at 1200 East Grand Avenue, El Segundo, California 90245.

Item 2.        Identity and Background.

     This statement is being filed on behalf of DST. The principal executive office of DST is located at 1055 Broadway, Kansas City, Missouri 64105.

     DST provides sophisticated information processing and computer software services and products, primarily to mutual funds, insurance providers, banks and other financial services organizations.

     Kansas City Southern Industries, Inc., a Delaware corporation ("KCSI") owns approximately 40 percent of the outstanding common stock of DST. In addition, Messrs. A. Edward Allinson and Michael G. Fitt, who are directors of DST, are also directors of KCSI. DST has not entered into any agreements with respect to its management or corporate policies with KCSI. The existence of cumulative voting and the exemption of KCSI from DST's Stockholders' Rights Plan provide KCSI with the potential to effectively control the corporate governance of DST. However, KCSI disclaims control of DST and beneficial ownership of CSC Common Stock as a result of its stock ownership in DST.

     Neither DST nor any of its executive officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the executive officers and directors whose names and business addresses appear below is a U.S. citizen and is principally employed by DST or its affiliates in the capacities shown, except as indicated otherwise. The business address of such officers and directors of DST is 1055 Broadway, Kansas City, Missouri 64105.

DST Executive Officers

Name                         Office

Thomas A. McDonnell          President/Chief Executive Officer
Thomas A. McCullough         Executive Vice President
Morton B. Comer              Senior Vice President
Robert C. Canfield           Senior Vice President/General Counsel/Secretary
James P. Horan               Chief Information Officer
Kenneth V. Hager             Vice President/Chief Financial Officer/Treasurer
Charles W. Schellhorn        President, Output Technologies, Inc.
Michael A. Waterford         Group Vice President
Robert L. Tritt              Group Vice President
John W. McBride              Group Vice President
J. Philip Kirk, Jr.          Vice President
Joan J. Horan                Vice President
John T. O'Neal               Vice President
James H. Reinert             Vice President
John J. Faucett              Controller
Michael Winn                 DST International Limited, United Kingdom -
                              Manager, not a U.S. citizen

DST Directors

Name                         Office

Thomas A. McDonnell          President/Chief Executive Officer of
                              DST Systems, Inc.
Thomas A. McCullough         Executive Vice President of DST Systems, Inc.
A. Edward Allinson           Chairman of the Board of Boston Financial Data
                              Services. Executive Vice President of State
                              Street Bank and Trust Company
Michael G. Fitt              Retired
M. Jeannine Strandjord       Senior Vice President and Treasurer of Sprint
                              Corporation
William C. Nelson            Chairman of the Board, Chief Executive Officer
                              and President of Boatmen's First National
                              Bank of Kansas City

Item 3.        Source and Amount of Funds or Other Consideration.

     DST acquired CSC Common Stock as a result of the Merger. The Merger is described in the proxy statement/prospectus contained in the Form S-4, as amended, filed by Issuer as of June 10, 1996, and in the Form 8-K filed by Issuer as of August 1, 1996.

Item 4.        Purpose of Transaction.

     DST holds CSC Common Stock for investment purposes, but, subject to the agreements described in Item 6 of this Schedule 13D, it reserves the right to exercise any and all rights and privileges as a stockholder of Issuer in a manner consistent with its own best interests, to purchase or sell CSC Common Stock or other securities of Issuer, and to communicate with management, stockholders of Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting Issuer or its securities.

     Except as set forth in this Schedule 13D, DST has no present plans or intentions which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, DST reserves the right to change its intentions with respect to such matters.

Item 5.        Interest in Securities of the Issuer.

     With respect to DST's holdings of CSC Common Stock, the responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to this Item 5. DST acquired CSC Common Stock as a result of the Merger and of the agreements described in Item 6 of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to CSC Common Stock.

     By letter dated April 28, 1996 to Issuer, DST agreed that it would not transfer, sell or dispose of the CSC Common Stock received in the Merger except
(i) pursuant to an effective registration statement under the Securities Act of 1933, as amended ("Securities Act") or (ii) as permitted by, and in accordance with, Rule 145, if applicable, or another applicable exemption under the Securities Act. DST further agreed, except in certain circumstances, not to sell the CSC Common Stock received in the Merger or otherwise reduce its risk until after such time as financial results reflecting at least 30 days of post-Merger combined operations of Issuer and Continuum have been published by Issuer. DST further agreed to deliver to Continuum's counsel, at a reasonably requested time and for purposes of a tax opinion, a certificate that it has no plan or intention as of the date of the certificate of disposing of CSC Common Stock. DST made certain acknowledgments respecting the CSC Common Stock received in the Merger including without limitation the fact that the share certificates would bear a restrictive legend.

     By letter dated April 28, 1996 to DST, Issuer agreed in part that, subject to certain conditions, the registration rights of DST with respect to shares of Continuum DST was granted pursuant to Section 11 of the Agreement dated September 30, 1993, among Continuum, Continuum Acquisition, Inc. and Vantage Computer Systems, Inc. will be assumed by Issuer and will apply to all of the shares of CSC Common Stock issued to DST in the Merger. DST's registration rights will entitle DST, on one occasion, to require Issuer to register some or all (but not less than 50,000) of DST's shares of CSC Common Stock for resale under the Securities Act, subject to the right of Issuer to defer registration under certain circumstances.

Item 7.        Material to be Filed as Exhibits.

     The following was referenced in Item 6 to this Schedule 13D and is filed herewith as an exhibit to this Schedule 13D:

     99.1 DST's letter to Issuer dated April 28, 1996.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the statement is true, complete and correct.

     Dated as of August 9, 1996.


                              DST SYSTEMS, INC.



                              By:  /s/ Robert C. Canfield
                                   Robert C. Canfield
                                   Senior Vice President,
                                   General Counsel and Secretary


                               INDEX TO EXHIBITS

Exhibit No.                      Description

    99.1                         DST letter to Issuer dated April 28, 1996